                  FILED BY COR THERAPEUTICS, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                                SECURITIES EXCHANGE ACT OF 1934.

                                         SUBJECT COMPANY: COR THERAPEUTICS, INC.

                                                  COMMISSION FILE NO.: 000-19290

                      Transcending the limits of medicine(SM)


                               [MILLENNIUM(C) logo(TM)]


                           Corporate Presentation for
                      Millennium / COR Therapeutics Merger
                                 December 2001


                       (C) Millennium Pharmaceuticals, Inc.

Statements in this presentation regarding the proposed transaction between Millennium and COR, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Millennium or COR management's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans", "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to consummate the transaction, the inability of Millennium to successfully integrate COR's operations and employees; the inability to realize anticipated synergies and cost savings; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercial limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and the other factors described under the heading "Risk Factors That May Affect Results" in Millennium's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, and under the heading "Risk Factors" in COR's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, which descriptions are incorporated by reference into this presentation. Millennium and COR disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Millennium plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Millennium and COR plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Millennium, COR, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/ Prospectus and other documents filed with the SEC by Millennium and COR through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Millennium by contacting Gina Brazier or from COR by contacting Shari Annes. Millennium and COR, and their respective directors and executive officers, may be soliciting proxies from Millennium's or COR's stockholders in connection with the transaction. A list of the names of Millennium's directors and executive officers and descriptions of their interests in Millennium is contained in Millennium's proxy statement dated March 26, 2001, and its Annual Report on Form 10-K for the year ended December 31, 2000, and its Current Report on Form 8-K dated December 6, 2001, which documents are filed with the SEC. A list of the names of COR's directors and executive officers and descriptions of their interests in COR is contained in COR's proxy statement dated April 26, 2001, and its Annual Report on Form 10-K for the year ended December 31, 2000, which documents are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

AGENDA

     - Building a major new biopharmaceutical company
     - Terms of Merger
     - Pipeline / Franchises
     - Organization / Capabilities
     - Financials
     - Key Upcoming Events

MILLENNIUM PHARMACEUTICALS, INC.

Vision

     Transcending the Limits of Medicine(SM)

Mission

     Create the Biopharmaceutical Company of the Future

Strategy

     - Breakthrough Products
     - Personalized Medicine / Productivity
     - Value Creation

BUILDING A MAJOR NEW BIOPHARMACEUTICAL COMPANY

MILLENNIUM / COR THERAPEUTICS MERGER

Creating the Industry's Leading Biopharmaceutical Company Through:

   - Integrated biopharmaceutical company: discovery to development to commercialization (G2P)

   - Demonstrated leadership in development and marketing of novel products
            - 4 major franchise areas:  cardiovascular, oncology, inflammation, metabolic
            - 3 products on the market
            - 9 products in clinical development
            - Sustainable pipeline fueling 3-4 NMEsin clinic in 2002

   - Marketed breakthrough product - INTEGRILIN(R)
            - #1 intravenous anti-platelet drug on the market
            - >50% patient market share with potential for continued growth

MILLENNIUM / COR THERAPEUTICS MERGER

Creating the Industry's Leading Biopharmaceutical Company Through:

   - Significant new franchise area - cardiovascular
            - Leading cause of mortality / single largest therapeutic area
            - Key area of strength for both companies

   - Expanded oncology franchise opportunity and discovery synergies in inflammation and metabolic disease franchises

   - Organization
            - Skilled sales force and commercial infrastructure
            - World-class research and development organization
            - Management strength

COMBINED ORGANIZATION WILL HAVE GREATER CAPACITY TO MAXIMIZE
PRODUCT OPPORTUNITIES


Benefits from Commercial Infrastructure

Benefits from Development Expertise

Benefits from Integrated Development and Commercial Capabilities


INTEGRILIN
-  #1 drug in class
-  Growing
-  Top-quality hospital salesforce


LDP-341 / J591
-  Potential breakthrough drugs in oncology
-  Recent positive data
-  Oncology drug development expertise


CT53518
-  New program in oncology
-  Drug CT53518


FactorXa MLN4760
-  Major new product opportunities
-  Genomic engine and research synergies

TERMS OF MERGER

TERMS OF MERGER

- Stock-for-stock exchange valued at $2.0 B

- COR Therapeutics shareholders will receive 0.9873 shares of newly-issued Millennium common stock in exchange for each COR share

- Implied purchase price of $35 per share (based on Millennium stock price at close of business Wednesday, 12/5/01)

- 77% premium to 12/5/01 close and a 64% premium to the 1 month average

- Millennium to issue 58 M shares to current COR shareholders

- Subject to Millennium / COR Therapeutics shareholder approval and HSR clearance

- Expected to close Q1 '02

PIPELINE / FRANCHISES

COMBINED PRODUCT DEVELOPMENT PIPELINE

                                                                                                                 Cardiovascular
                                                                                                                       Oncology
                                                                                                                   Inflammation
                  MLN4760-Obesity                 LDP02-Crohn's                                                       Metabolic
                  LDP519-Stroke                   LDP02-UC
                  LDP01-Stroke                    LDP977-Asthma
Anti-CCR2
CCR1              LDP341-advanced                 Campath(R)-MS
CAB2               malignancies                                                                 Melastatin(R)-
                                                                                                 Melanoma
CT53518           LDP341-solid                    LDP341-                                       Campath(R)-CLL
J591DM1            (combination)                   hematologic

Others            J591RL- Prostate cancer         INTEGRILIN-           INTEGRILIN-             INTEGRILIN-
                                                   CABG                  STEMI                   ACS/PCI

Pending
Clinicals         Phase I                         Phase II              Phase III / IV          Launched
2002

FRANCHISE: CARDIOVASCULAR

Products                          -INTEGRILIN  Unstable angina / NSTEMI / PCI
Clinical                          -INTEGRILIN  STEMI, CABG
Preclinical / Late Lead           -Factor Xa Inhibitor-Deep vein thrombosis /
                                     atrial fibrillation
                                  -Platelet ADP Receptor Antagonist-arterial
                                     thrombosis
                                  -PDGF inhibitor-restenosis / atherosclerosis

Expertise                         -Platelet biology
                                  -Blood coagulation
                                  -Growth Factor Receptors
                                  -Endothelial Cell and Cardiac Myocyte biology
Partnerships                      -Schering-Plough, Lilly, Bayer
Market Opportunity                -Single largest therapeutic category with
                                     $40 B in 2000 sales

INTEGRILIN (EPTIFIBATIDE):
#1 INTRAVENOUS ANTI-PLATELET AGENT

-INTEGRILIN
     -Launched May 1998 for acute coronary syndromes, PCI
     -New INTEGRILIN guidance: Reforecasted at $225-230 M / year worldwide for 2001
     ->30% growth
     -Market leaderwith >50% patient market share
      ~100 U.S. sales reps
     -In Phase II IV trials for expanded labeling
        - STEMI
        - CABG
     -Major product with estimated peak year sales of $400-600 M


                                                 [(eptifibatide) Injection
                                                           INTEGRILIN LOGO]


FRANCHISE: ONCOLOGY

Products                 - Campath(R) -- Refractory CLL
                         - Melastatin(R) -- Malignant melanoma diagnostic

Clinicals                - LDP341 -- Multiple cancers
                         - J591RL -- Prostate cancer

Preclinical/ Late-Lead   - CT53518
                         - J591DM1
                         - Multiple Programs

Expertise                - Proteasome                   - Therapeutic antibodies
                         - Intracellular kinases        - Diagnomics/pharmacogenomics
                         - Receptor tyrosine kinases

Partnerships             - Bayer                        - BD
                         - Lilly                        - Berlex/Schering/Ilex
                         - BMS                          - BZL

LDP341: HEMATOLOGIC MALIGNANCIES AND SOLID TUMORS

Phase II studies in Multiple Myeloma (MM)
  - Refractory MM: 75 patients, accrual completed
  - First line relapse MM: 64 patients, accrual ongoing

Phase II study in Chronic Lymphocytic Leukemia (CLL)
  - Refractory CLL: 64 patients, accrual ongoing


Phase I combination studies in solid tumors
  - Gemcitabine (pancreas and lung):
    MGH, 50 patients, accrual ongoing
  - Irinotecan (gastrointestinal):
    MGH/UNC, 56 patients, accrual ongoing

Other combination studies planned
  - Taxanes (lung, prostate, and breast):
    To be initiated Q4 2001
  - Additional agents being evaluated through investigator sponsored trials and CTEP (NCI)

LDP341: HEMATOLOGICAL MALIGNANCY AND SOLID TUMORS

RESULTS TO DATE

- Over 200 patients treated in 6 Phase I studies (3 MLNM, 3 NCI)
- Generally well tolerated with manageable side effects
- Objective responses:
    - In a variety of solid tumors (prostate, lung, kidney, others)
    - In refractory myeloma and related diseases (7 out of 10) and non-Hodgkin's lymphoma
      -Anti-tumor activity and decreased M-protein levels
- Pharmacogenomics program: 80% of Phase II collecting DNA
- Preliminary Phase II data at ASH

FRANCHISE: INFLAMMATION

Clinicals                 - LDP02 -- IBD                   - LDP519 -- Stroke
                          - LDP977 -- Asthma               - LDP01 -- Stroke

Preclinical/ Late-Lead    - Anti-CCR2                      - CCR1
                          - PDGF receptor antagonists --   - CAB-2
                            fibroinflammatory diseases     - Aventis-Millennium

Expertise                 - Leukocyte activation/differentiation: kinases,
                            co-stimulation
                          - Leukocyte migration: chemokines, integrins
                          - Tissue damage and repair: leukotrienes, TNF
                          - Modulation of repair response to inflammation

Partnerships              - Aventis         - Taisho         - XOMA
                          - Genentech       - Roche

FRANCHISE: METABOLIC

Clinicals                 - MLN4760 -- Obesity, first genomically-derived target
                            entered human clinicals Nov.'01

Preclinical/ Late-Lead    - MC4
                          - STG-A-MDCHR

Expertise                 - Key pathways in metabolic / diabetes research
                          - Hunger / Satiety      - Insulin Resistance
                          - Thermogenesis         - Insulin Secretion
                          - Absorption

Partnerships              - Abbott

ORGANIZATION / CAPABILITIES

COMMERCIALIZATION AND MANAGEMENT

- Well-regarded management team with proven record of success, including
  - Vaughn Kailian, Vice Chairperson
  - Charles Homcy, MD, President, Research and Development
- Clinical, regulatory and commercial marketing and sales force and infrastructure
  - Seasoned development and commercialization team with track record of excellence
- Critical mass
  - Total 1800 employees
  - 1200 in R&D
  - 140 in commercial
- 2002 R&D budget of ~$500 M

ORGANIZATIONAL STRUCTURE
[EDGAR REPRESENTATION OF FLOWCHART]

CEO & Chairperson
Mark Levin

Commercial
Vaughn Kailian
Vice Chairperson

Strategic Product Dev
John Maraganore

Marketing
Bob Terifay

Commercial Ops
Paul Hamelin

Sales
Bonnie Zell

Research & Development
Charles Homcy, President, R&D

Discovery
Bob Tepper

Disease Biology
    Cardiovascular
    Oncology
    Metabolic
    Inflammation
Drug Discovery
Pre-Clinical
Biotherapeutics

Development
    Clinical
    Regulatory
    QA/QC

Business
Kevin Starr, COO

Corporate Communications
Clare Midgley

Legal
Worldwide Mfg
Corporate Dev
HR
Finance
Operations
IT
Millennium Limited

Productivity
Allan Marchington

CTO
Mike Pavia

Technology
Craig Muir

Patient Management
Ken Conway

FINANCIALS

FINANCIAL STRENGTH: COMBINED COMPANIES

-  INTEGRILIN forecasted to achieve $225-230 M in worldwide sales in 2001

-  Millennium 2001 financial guidance unchanged

-  $2.0 billion in cash

-  Important step toward breakeven in 2003/4

-  Engine to power growth into top 10 biopharmaceutical companies

2001 FINANCIAL GUIDANCE

                            Millennium            COR Therapeutics
                            ----------            ----------------
Revenue ($)                 220-240 M             ~130 M
R&D Expense ($)             375-400 M             40 M
FTEs                        1500                  321
Cash ($)                    1.5 B                 630 M
Products:
  Market                    2                     1
  Clinic                    8                     1
  FIP for 2002              2-3                   1-2

KEY UPCOMING EVENTS

KEY UPCOMING EVENTS

- LDP341 preliminary Phase II data at ASH, Dec. 10, 2001

- Advance clinical programs:
  - Initiating Phase III trials for INTEGRILIN - facilitated angioplasty for ST-segment elevation MI
  - Initiation of Phase I LDP341 combination studies with Taxotere
  - Initiation of Phase I study of CT53518 in acute myeloid leukemia

- Continue pace of transforming relationships:
  - M&A
  - In-licensing and partnerships

-Integrate and build on COR Therapeutics' capabilities

BACK-UP SLIDES

BUILDING THE BIOPHARMACEUTICAL COMPANY OF THE FUTURE:

CARDIOVASCULAR FRANCHISE

                               [INTEGRILIN(R) logo]


SETTING THE STANDARD OF CARE IN ACUTE CORONARY SYNDROME

INTEGRILIN (eptifibatide):  PRODUCT PROFILE

-  Broadest approval in GPIIb - IIIa inhibitor class

-  Robust efficacy in PCI (ESPRIT trial)

-  Breadth, depth, persuasiveness of PURSUIT unstable angina data

-  Safety:  minimal bleeding and thrombocytopenia concerns

-  PK / PD:  fast onset and rapid reversibility

-  Ease of use:  ready-to-use 8-hour vials

-  Cost-effective

INTEGRILIN (eptifibatide): COMPETITIVE STRENGTH


Indication / Uses               INTEGRILIN        ReoPro(R)           Aggrastat(R)
                                                 (abciximab)         (tirofiban HCl)
                                                 Limited to
U A/N STEMI                       -             Refractory UA             -
(early aggressive strategy)                      Awaiting PCI

UA/N STEMI without PCI            -                                       -
(early conservative strategy)

Elective PCI                      -                   -

Urgent/ emergency PCI             -                   -

Silde depicting a line graph showing Death and mycardial infarction at 1 year of placebo (n=1,024) against Integrilin (n=1,040) (where P=0.0010), with results at approximately 12 months of 10.2% for Placebo and 6.47% for Integrilin and RRR of 37%.

Slide depicting a line graph showing incidence of death or myocardial (re-)infarction over 30 days of placebo (n=1,766) against Eptifibatide (n-1,756) (where P=0.003), with results of 15.4% for Eptifibatide (n=1,756) and 11.9% for Eptifibatide.

INTEGRILIN (eptifibatide): The Market Leader

Total Patient Share
(n=1,600,000 proj.)

                              1ST QTR          2ND QTR          3RD QTR         4TH QTR
                              -------          -------          -------         -------
East                            26.1             10.5             14.8            49.3
West                            30.6             38.6             34.6            31.6
North                           45.9             46.9               45            43.9

GP IIb-IIIa Inhibitor Share
(n=824,350 proj.)

                              1ST QTR          2ND QTR          3RD QTR         4TH QTR
                              -------          -------          -------         -------
East                              51               20               29            49.3
West                            30.6             38.6             34.6            31.6
North                           45.9             46.9               45            43.9

INTEGRILIN (eptifibatide): Growth Opportunities

- Increase duration of therapy by establishing early use, i.e., early aggressive strategy

- Increase number of patients treated currently estimated at 700,000 out of total market of 1,600,000

-  Increase number of hospitals ( "drip and ship"  feeder hospital use)

-  Continue seizing share from ReoPro and Aggrastat

-  New indications

   -  ST-segment elevation MI

   -  CABG surgery

INTEGRILIN(R)(eptifibatide):
CONTINUED GROWTH POTENTIAL


Market Segment/                                      2000            2001          2002          2003
Size                                               Estimate        Projection    Projection    Projection
                                                   --------        ----------    ----------    ----------
UA/NSTEMI                     -  Class Share       68%             74%           77%           79%
with PCI                      -  INTEGRILIN(R)     34%             46%           54%           59%
(325,000)                        - % pre-PCI use   45%             50%           60%           65%
                                 - % at PCI        55%             50%           40%           35%
                              -  Duration
                                 - pre-PCI use     33 hours        32 hours      33 hours      33 hours
                                 - at PCI use      21 hours        17 hours      18 hours      18 hours

UA/NSTEMI                     -  Class Share       21%             26%           28%           32%
without PCI                   -  INTEGRILIN(R)     49%             55%           61%           64%
(910,000)                     -  Duration          33 hours        33 hours      33 hours      33 hours

Other PCI                     -  Class Share       51%             64%           68%           70%
(375,000)                     -  INTEGRILIN(R)     45%             56%           64%           69%
                              -  Duration          21 hours        17 hours      18 hours      18 hours

INTEGRILIN (EPTIFIBATIDE): COMMERCIAL STRENGTH

- Three sales forces totaling (370 representatives)
  - COR Therapeutics, Inc.
  - Schering-Plough
  - Genentech

-  Covering > 4,000 hospitals, over 85% of the available patients

FACTOR XA PROGRAM

Opportunity
  - Orally active small molecule inhibitor
  - Target is patient and physician dissatisfaction with Coumadin

Key Feature
  - Predictable PK/PD, minimal food (alcohol) effect, benign toxicology profile (No need for monitoring)
  - Novel treatment for DVT; arterial thrombosis; atrial fibrillation

Status
  - Preclinical
    - Potent, selective, orally active inhibitors
    - Proof-of-concept in animal models
    - >4,000 compounds made using ~ 20 scaffolds

ADP PROGRAM

Opportunity
  - To develop a "new generation" oral platelet ADP receptor antagonist
  - Chronic agent for the prevention of ischemic events in patients who've experienced stroke, MI, UA and PAOD

Key Feature
  - Orally active small molecule competitive antagonist
  - Direct acting, rapid onset, reversible inhibitor
  - Provide consistent ("50%) inhibition of platelet aggregation with improved efficacy vs. aspirin

Status
  - Advanced chemistry program has identified a lead series

BUILDING THE BIOPHARMACEUTICAL COMPANY OF THE FUTURE:

ONCOLOGY FRANCHISE

CAMPATH(R)

- U.S. launch June, 2001

- European launch July, 2001

- Restructure ownership in Campath(R)

  - Accelerate income for Millennium up to $140 M

  - Share in future potential of Campath(R)
    - Royalties

ANTI-PSMA ANTIBODY (J591)
PROSTATE SPECIFIC MEMBRANE ANTIGEN

Opportunity
- Prostate cancer ([approx]180,000 new cases in US)
- Prostate-cancers express PSMA on cell surface

Key Features
- PSMA expressed in most prostate tumors (primary and metastatic) expression increases with tumor progression

Status
- Developing both radiolabeled and immunotoxin conjugates for prostate cancer
- Phase I clinical trials underway in patients with advanced prostate and non-prostate cancers

Results to date
- Radiolabeled anti-PSMA
  - >60 patients treated to date
  - PSA expression and tumor mass reduction
  - Effective tumor imaging in patients
  - Antibody is well-tolerated

RECEPTOR TYROSINE KINASE PROGRAM

Opportunity
  - Novel treatment for acute myeloid leukemia
  - Intervention of a key pathway (FLT3 receptor) with application in other malignancies

Key Features
  - Potent, selective orally active small molecule antagonists of PDGF, FLT3, and related family member
  - Targeted medicine to achieve improved therapeutic index

Status
  - CT53518 FIP in early 2002
  - Inhibition of tumor growth in animal models

BUILDING THE BIOPHARMACEUTICAL COMPANY
OF THE FUTURE

COMMERCIAL ORGANIZATION

U.S.
  - Commercial Development
  - Market Research
  - Medical Affairs
  - Marketing
  - Sales

Europe
  - Growth Opportunity

U.S. SALES FORCE REGION ALIGNMENT


[MAP]


NORTHEAST
NORTH CENTRAL
WEST
MID-WEST
METRO
SOUTHWEST
MID-ATLANTIC
SOUTHEAST
FL.



- Seasoned sales force
  - Average 10 years experience
  - Technical product experience
- Focus on major teaching and high-volume community hospitals

VALUE CREATION

MILLENNIUM:  THE BIOPHARMACEUTICAL COMPANY OF THE FUTURE

GOAL: $100B + ANNUAL RETURN


Valuation Model
Productivity

Pipeline
- Advancing clinical products
- 4 franchise areas
- Robust preclinical
- R&D

Platform
- Comprehensive
- Integrated
- Industrialized

Organization
- Downstream capabilities
- Critical mass and scale
- Flexibility

M&A / Licensing
- Alliances
- Partnerships
- 50-50 ownership

MILLENNIUM:  THE BIOPHARMACEUTICAL COMPANY OF THE FUTURE

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Millennium plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Millennium and COR plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Millennium, COR, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/ Prospectus and other documents filed withthe SEC by Millennium and COR through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Millennium by contacting Gina Brazier or from COR by contacting Shari Annes.

Millennium and COR, and their respective directors and executive officers, may be soliciting proxies from Millennium s or COR s stockholders in connection with the transaction. A list of the names of Millennium s directors and executive officers and descriptions of their interests in Millennium is contained in Millennium's proxy statement dated March 26, 2001, and its Annual Report on Form 10-K for the year ended December 31, 2000, and its Current Report on Form 8-K dated December 6, 2001, which documents are filed with the SEC. A list of the names of COR sdirectors and executive officers and descriptions of their interests in COR is contained in COR s proxy statement dated April 26, 2001, its Annual Report on Form 10-K for the year ended December 31, 2000 and its Current Report on Form 8-K dated December 6, 2001, which documents are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.